SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒ Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐ No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐ No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐ No:   ☒

To our Shareholders,

Pursuant to the legal and statutory provisions, the Management of Tele Norte Celular Participações S.A. (Amazônia Celular) would like to submit to your evaluocial Balance Sheet, and Financial and Consolidated Financial Statements, with the report of the Independent Auditors and the Fiscal Council, for the fiscal year ended December 31, 2005.

MESSAGE TO SHAREHOLDERS

In 2005, Amazônia Celular undertook a series of internal adjustments to strengthen it and support the beginning of a new growth period.
The Company focused on quality instead of prioritizing the achievement of quantitative results at any cost. The impact of this attitude is evidenced in the financial recovery recorded over the year, as a result of the adoption of initiatives to reduce operating costs and expenses, the debt and bad debt, and to its maintenance as one of the main market players in its authorization area. Accordingly, in 2005, EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) margin was equivalent to 32.0% on net service revenues, as compared to 24.4% in the previous period.
This attitude was based on the seriousness with which Amazônia Celular attempts to fulfill its commitment to create value for shareholders, customers and communities. The Company further contributes to society via the taxes it pays and through a series of corporate responsibility projects in the social, cultural and environmental areas. The Operator remained competitive thanks to the wider coverage in the region it operates, the better quality of its signal and the most advanced technology it offers—GSM/EDGE.
It has always followed a rational path in the handling of its businesses and, in 2005, it decided to be stricter in the selection of its customers, focusing on acquisitions that could result in better financial returns. Therefore, the Company moved away from the stiff price dispute promoted by its competitors in the region. As a result, the focus on quality instead of quantity proved to be highly advantageous.
The offers and initiatives were aimed at attracting high- and mid-value subscribers for its postpaid plans. In addition, Amazônia Celular obtained positive results not only in the acquisition of customers, but also in the retention of users already in the Company’s customer base: its churn rate for the segment leveled out in the period. One of the innovations contributing to these results was the launching of the Televendas service, whose goal is to attract users to higher value-added plans. The corporate market was another target for the Company’s initiatives. The expansion of the service offer, together with the development of customized solutions for companies—provided by the GSM/EDGE technology—and its high data transmission rate, were pivotal for the success of Amazônia Celular. The Company also launched a project to further qualify its customer service team for the corporate market: interns received training in customer service, in entrepreneurship, and in telecoms, which increased the participation of the after-sales area and ensured customer satisfaction. In order to achieve higher business profitability, the Company adopted a series of internal changes, such as the restructuring of its market strategy, which became based on the division of its authorization area into regional centers, instead of using just the geographical criteria, but always pursuant to the social and economic profile of the localities. Thanks to this segmentation, it further enhanced its marketing and relationship strategies.
Because it respects its customers, the Company maintained its TDMA network operating with the same quality, while providing access to the most up-to-date mobile telephony products and services via the GSM/EDGE technology. Since consumers from the North Region still primarily use voice services, the Company identified an opportunity to continue negotiating new products using those services.
In the area of Corporate Governance, Amazônia Celular promoted changes in the Fiscal Council (Conselho Fiscal) so that it could act as an Audit Committee (Comitê de Auditoria) in order to fully comply with the Sarbanes-Oxley Act. Introduced in the United States to protect its stock markets, the Act also applies to foreign issuers trading shares on the US stock markets, such as Tele Norte Celular Participações S.A., which has American Depositary Receipts (ADRs) traded on the New York Stock Exchange. The Act is aimed at improving Corporate Governance standards, establishing rules that ensure the transparency and credibility of the information companies present to their shareholders and the market.
An important innovation in 2005—and which already prepares Amazônia Celular for the launching of services using new technologies—was the Charging Gateway, a system that enables the Company to instantly charge for value-added services, reducing losses and providing more flexibility to carry out differentiated promotions, which offers advantages for the Company, customers, partners and suppliers. Thanks to the comprehensiveness of the services handled by the solution, it became a worldwide benchmark: all value-added services are treated in a single system, for both post- and prepaid customers.
Still in the innovation arena, as a pioneer in testing the WiMAX technology, Amazônia Celular enjoys a comfortable position vis-à-vis the competition should the technology be launched and related services offered.
In order to contribute to the construction of a fairer society, it continued to invest in social, cultural and athletic projects, and to put into practice its Environmental Management System.
All of the Company’s achievements—which increased its confidence entering 2006—had something in common underlying their success: the employees. They assimilated the Company’s corporate values and put them into practice, carrying out their activities as true entrepreneurs, dedicated to ensuring good results for the community, customers and shareholders. It is thanks to this good performance that Amazônia Celular continued to be further recognized, being ranked one of the 150 Best Companies to Work for, according to the magazine Exame, and appearing among the 82 companies with the Best Personnel Management, according to the newspaper Valor Econômico. In addition, two of its internal vehicles, the magazine Pulse and the newsletter Clic+, were awarded by the Brazilian Association of Business Communications (Aberje).
For the next year, it is expected that customer acquisition will remain subject to intense competition. Nevertheless, Amazônia Celular has already decided to maintain its strategy of pursuing profitability based on rational decisions in handling its businesses. Accordingly, it expects to achieve this profitability objective and fulfill its goals. And this is very close to become true, due to its important competitive differentials, such as technology, coverage and, naturally, a staff capable of developing and creating the most advanced and qualified solutions for the customers.
Finally, Amazônia Celular would like to thank its investors, employees and customers, who contributed to the growth recorded in 2005 and who really back the Company, striving to find ways of always shaping an ever brighter future.

STRATEGY, INVESTMENTS AND PROSPECTS

Amazônia Celular devotes considerable efforts—based on the Qualification of the Customer Base and of the Operation—to reinforce its three foundations: Growth, “Clientivity” and Profitability. These foundations are interconnected and are being strengthened as a result of the alignment of its employees with the Company's corporate values and due to a series of initiatives and measures adopted by it.

Market

In 2005, the Company decided to adopt a model based on regional centers to structure its operations. As a result, it is always closer to the local needs, providing independence for the development of specific initiatives that respect the communities, such as tailored promotions, marketing campaigns, etc.

Customer Relations

The Company is customer-oriented and believes that, in order to achieve growth with profitability, it is necessary not only to attract customers to the base, but also to establish with them relations that ensure their satisfaction and retention. Accordingly, its business conduct is based on the "Clientivity" concept, in which all employees share the responsibility for the customers. The Company disseminates and embraces this model, making each customer contact with the Company an unforgettable experience. It also attempts to get an in-depth knowledge of each user, identifying their decision-making processes, wishes and needs.
The Company maintenance of its own customer relationship center is in line with this concept, as employees who are directly connected to it are better prepared and interested to know the customer and work for them.
In addition, the relationship program Você fulfills an important role, further approaching the Company to its users and fostering their retention in the customer base. This is carried out by rewarding them for their loyalty and for using its services.

Team qualification and motivation

Employee involvement is a key element for carrying out the Company's plan. By adopting the Entrepreneurship culture, disseminated by the Company, employees act with a business vision, pursuing the best possible results in order to ensure the Company's sustainability in the long-term and the best possible return to its customers and shareholders. In order to disseminate this concept and its corporate values—such as “Clientivity”—Amazônia Celular offers constant training, through sessions that require the physical presence of the employee or via its Virtual Campus. In addition, the Company adopts a wage policy—which includes a fixed portion, above the average wage paid by the telecoms market, and a variable portion, according to the results achieved—and offers benefits that not only value the work of its employees, but also contribute to inspire them.

Distribution and sales

Amazônia Celular is investing in the qualification and expansion of the sales channels to attract and retain customers. In 2005, the Company created its Televendas sales channel, which is currently responsible for attracting a significant portion of the new postpaid customers through its own stores.

Acquisition and retention

The Company chose to be rational in a highly-competitive environment. Accordingly, it pursues the qualification of its customer base instead of the maintenance of its market share at any cost. In order to do so, it makes a careful customer selection, to ensure the best return and to control default levels.
Its way of working, its ample coverage in its authorization area, and the technology it offers comprise differentials capable of attracting new customers and retaining those who are already in its customer base, even without substantially reducing the prices of its products and services or lowering entrance barriers.

Technology, quality and coverage

The Company invests in the expansion and quality enhancement of its GSM/EDGE network to increase its customer base and profitability. Amazônia Celular’s TDMA and GSM/EDGE networks offer the best coverage among the operators present in the states of Amazonas, Amapá, Maranhão Pará and Roraima.
Amazônia Celular also identified a strong potential for a TDMA network in the region, especially for being the most commonly adopted network among the operators in the area. In addition, TDMA handset prices are increasingly more accessible and remain very attractive to the public, who is primarily interested in using mobile voice services.

Products and services

In order to be aligned with the users' wishes and needs, the portfolio of products and services of Amazônia Celular is created based on surveys with consumers and the analysis of the information kept in the Company's Customer Relationship Management (CRM) system. Because it has the most up-to-date network in its authorization area, with a high data transmission capacity, Amazônia Celular is investing in the development of Value-Added Services (VAS) and has adopted a multiple-platform model, which enables it to look for partners to develop and supply the most varied solutions and content.

Management

The Company maintains the Center for Planning and Management of Information Technology, and the Environmental Management System.

Social responsibility

The Company acknowledges the fact that its growth is directly related to the social and economic development and the environmental sustainability. For that reason, it invests in social, cultural and environmental projects, as a way of contributing to improve the standards of living of the communities of its authorization area.

INVESTMENTS

One of the main tools for evaluating the Company's performance and its ROI is the EVA (Economic Value Added—Valor Econômico Agregado) indicator, which is capable of showing the return on the capital directed to specific programs of the business units, in addition to aligning the interests of managers and shareholders. Thanks to it, Amazônia Celular is able to detect and promote operational efficiency and the best usage of assets and projects that lead to productivity increases and the Company's growth.
In 2005, the investments made by Amazônia Celular in its networks, Information Technology and other areas amounted to R$65.2 million. This is 57.1% lower than the amount recorded in the previous year, primarily due to the fact that implantation and launching of the GSM/EDGE network occurred in 2004 and consumed most of the investments.
By the end of 2005, the Company served 135 locations with the GSM technology, a 7.1% growth in comparison to 2004, when 126 locations were covered by it.

Networks

Of the R$57.9 million invested in networks, almost everything was allocated to the expansion and improvement of the GSM/EDGE network quality. A smaller portion was directed to the maintenance of the TDMA network, which still is highly demanded in the region. The Company also introduced a new Switching Center in São Luís, in the state of Maranhão.

Information Technology

The Company invested R$5.9 million in Information Technology. Most of the funds were directed to mid-sized projects, the opposite of what was taking place in previous years, when priority was given to few, large-sized initiatives.
In the beginning of the year, the Company created the Center for Planning and Management of IT Projects, based on discussions held by the IT team. The Center is aimed at facilitating the satisfaction of demands—with the identification of opportunities and the planning and adoption of new solutions—in addition to ensuring maximum productivity, the meeting of deadlines, and an adequate response to the expectations.
With the new center, two action groups were formed. The first made the weekly monitoring of all demands possible, with the identification of the issues or actions requiring adjustments to achieve the Company's goals. The second, called Systems Management Center, consists of the adoption of IT governance principles and the use of tools that enable the Company to follow good practices. It is supported by a series of tools that monitor and ensure the quality of the operating systems.
Moreover, the installation of the Backup site—the new Computer Center (CC)—was concluded, providing additional safety for stored data. Thus, should one of the CCs present failure or be destroyed by fire, for example, it can be replaced with the other one, without any prejudice to the operation.

Investments (R$ million)	2001	2002	2003	2004	2005

Network	148.4	21.9	14.2	123.0	57.9
Technology/Information Systems	22.4	19.3	9.8	20.1	5.9
Other	2.7	2.3	2.1	8.9	1.4

TOTAL	173.5	43.5	26.1	152.0	65.2

OUTLOOK

The year 2006 should present a reduction in the growth rhythm of the customer base in the mobile telephony industry. Still, this will be a period of stiff competition among companies seeking potential users. Under these circumstances, Amazônia Celular’s great challenge is to continue attracting and retaining high-value customers. In order to achieve this, it bases its operations on the following differentials: its technology, coverage and, primarily, its customer relationship.
The Company will continue to focus its efforts on improving its customer relationship because it believes that, with the market saturation, this asset—which is also associated to the offer of better services—will become crucial.
The Company will also maintain its investments in its networks; in Information Technology and corporate education; in renewing and enhancing its collection, prospecting and sales initiatives; and in the other activities affecting its relation with consumers and their perception of the Amazônia Celular brand.
The TDMA network remains an important secondary asset for sustaining the market share and will be kept in operation with the same quality standards that underscore Amazônia Celular’s activities. There are also expansion plans for the GSM/EDGE network, in addition to new sales channel projects which are being developed, one of which provides for door-to-door sales.
New investments in VoIP, Wimax and PoC (Push-to-talk on the Cellular) are being analyzed and, should they be implemented, they may result in new revenue streams for the Company.
The investments in property, plant and equipment in 2006 will amount to an estimated R$50-65 million.

THE MOBILE TELECOMMUNICATIONS INDUSTRY IN BRAZIL

The year 2005 was marked, once again, by the strong expansion in the number of active mobile telephone lines (20.6 million customers were added) and by the increase in mobile density (9.95 percentage points increase in 2005). At the end of December, the handsets in operation in Brazil already totaled 86.2 million, which means a density of 46.58 per 100 inhabitants. In September, according to Anatel, Brazil's National Telecommunications Agency (Agência Nacional de Telecomunicações), mobile handsets accounted for twice the number of fixed terminals in service.
The GSM, the world's most used mobile technology, is also the leading technology in Brazil, being offered by seven out of the eight operators in Brazil. At the end of 2005, it had a 52% share of the Brazilian market, with 44.6 million customers, up by 99% in comparison to 2004. The second most used technology in Brazil is the CDMA, with 28% of market share, or 24.0 million customers (a 23% rise in the year). The TDMA—the industry's leading technology until December 2004—experienced in 2005 a 15.3% drop in its market share mainly due to the migrations to the GSM technology, which virtually put a halt to its growth. Nonetheless, there are still 17.4 million customers using the TDMA networks, which will still remain in operation for some years. The analog handsets (AMPS) in operation represent only 0.2% of the market. At the end of 2005, the prepaid segment accounted for approximately 80.8% of the Brazilian mobile telecom market. This segment appeals mostly to low-income consumers, who basically use their handsets to receive calls, without committing to a fixed monthly expense.

REGULATORY ISSUES

In 2005, the free negotiation on the Personal Mobile Service (SMP) Network Usage Remuneration (VU-M) began. In July 2005, an agreement was reached between local fixed-line operators and mobile telephony service providers for a 4.5% provisional adjustment in the VU-M value for local calls. Accordingly, the VU-M for local calls, which was R$0.38755 at the beginning of the year, increased to R$0.40498.
Still at the end of 2005, the Company entered into an agreement for a 4.5% provisional adjustment of the VU-M in the Domestic Long Distance, VC2 and VC3 calls,

which involves the local fixed-line operators and the mobile telephony service providers. However, by February 2006, the approval of this adjustment by Anatel had not yet taken place.
Anatel carried out some public hearings during 2005. One of the most important of them was Public Hearing 642, which dealt with the Proposals for Changing the Regulation of the SMP. The companies' deadline for sending their comments ended in January 2006. The original text establishes changes, such as: (i) the user's right to maintain their access code when the operator changes the technology or when changing their service plan from post- to prepaid, and vice-versa; (ii) the suspension of the service for up to 180 days, free of charge, by customer request; (iii) the mailing of a detailed report to prepaid customers, free of charge, when requested; and (iv) the expansion of the deadline for partial and total access blocking, in case of default, from 15 and 30 days after the bill is due, to 30 and 60 days.
In addition, during the year, discussions were initiated about the operational procedure for the provision of co-billing services by the SMP providers. The market began to discuss the responsibility for compensating the networks in cases of fraud in VC2 (long distance within the primary numeration area) and VC3 (long distance to an area outside the primary numeration area) calls.

AMAZÔNIA CELULAR MARKET

Amazônia Celular provides mobile telephony services in the states of Amapá, Amazonas, Maranhão Pará and Roraima, covering an area totaling 3.5 million square kilometers, equivalent to 41% of the Brazilian territory. The region presents a low population density: 4.9 inhabitants per square kilometer, which means that a total of 17.3 million people live there. The area has 453 municipalities, and the states account for 4.9% of Brazil’s Gross Domestic Product, which means R$75.9 billion and a per capita GDP equivalent to R$4,600 (data from 2003).
Four operators offer Personal Mobile Services (SMP) in the Region, three of which using the GSM technology and one the CDMA technology. Amazônia Celular is the only operator offering both the GSM/EDGE and the TDMA technologies. In 2005, the states of Amapá, Amazonas, Maranhão Pará and Roraima recorded the following densities: 45.98, 37.28, 18.14, 29.67 and 34.41 per 100 inhabitants, respectively. During the year, 1.1 million new lines were activated in the region, a 29.0% increase in comparison to 2004. At year-end, the prepaid segment had an 84.5% share, while the postpaid handsets accounted for 15.5% of the mobile phones in the area.

OPERATING PERFORMANCE

The Company's customer base amounted to 1,223,041 in 2005, representing a slight 2.6% drop in relation to the previous year. As compared to 2004, the postpaid segment presented a 4% reduction, accounting to 21% of the Company’s total customer base at the end of 2005.
In the prepaid segment, the number of activations amounted to 25,653 in 2005, totaling 965,886 customers. Therefore, at the end of the period, the share of the prepaid segment reached 79% of the base.

Postpaid segment churn rate remained virtually stable in 2005, closing the year at 32.8%, as compared to 32.5% in 2004. This indicator shows the success of the retention initiatives directed at value-added customers.
In the prepaid segment, however, the indicator presented a rise of 16.5 percentage points, which means a churn rate of 52.8% in the year. This growth was already expected due to the profile of a great number of consumers who entered into the Company’s customer base in the 2004 Christmas Campaign and the aggressiveness of the promotions from the competition, an issue that impacts the decision of low-income consumers. As a result, consolidated annualized churn rate increased 12.8% when compared to the previous year, amounting to 48.1% .

RESTRUCTURING

In 2005, one of the main events for Amazônia Celular was the restructuring of its market division. The authorization area was divided into eight regional centers—São Luis (Maranhão), Manaus (Amazonas), Macapá (Amapá), Belém (Pará), Imperatriz (Maranhão), Boa Vista (Roraima) and Santarém (Pará)—to facilitate and expedite the identification of needs and to allow the adoption of different strategies to capture the market.
Each center now has a manager, who works in line with the Company’s main guidelines. Accordingly, there is an important gain in terms of speed and adaptation to the environment, which makes possible, for instance, the use of different media to announce the same products in each location.
In the corporate market, customers are divided into two groups: large accounts and mid- and small-sized companies. To serve the first segment, Amazônia Celular has a team consisting of technical engineers. The second segment is assisted by a team that operates through dealers. In 2005, Amazônia Celular offered training to a group of interns, who received lessons in entrepreneurship and telecoms service so as to enhance the services they provide to corporate customers.

COVERAGE

Amazônia Celular provides the best coverage in its authorization area for both the GSM/EDGE and the TDMA networks. The GSM/EDGE network is being expanded and a substantial enlargement of its overlay is expected in 2006. At the end of 2005, its networks covered 210 municipalities and 68.7% of the population.

Coverage
	2001	2002	2003	2004	2005
Locations served (TDMA and GSM/EDGE)	123	157	203	212	210
Number of BSs (Base Stations)	383	411	401	711	723
Number of SCs (Switching Centers)	11	9	11	11	13
% of population covered in the authorization area
(TDMA and GSM/EDGE)	65%	65%	69%	68%	69%

QUALITY

Tele Norte Celular appears as the best ranked company in Anatel's monthly complaint ranking among Personal Mobile Services companies with over 1 million customers.

DISTRIBUTION NETWORK

In 2005, Amazônia Celular invested in the efficiency and qualification of its chain of own stores and indirect sales channels. The Company’s logotype was rejuvenated, using green as its main color, which favors the exploitation of the brand strength and makes the layout of its own stores more similar to the one of the indirect channels.

• Own stores
The direct channel presented a 10% increase in the number of stores, which represents one new own store in comparison to 2004.

• Televendas (Telesales)
This channel was responsible for attracting over one thousand new customers in the postpaid segment, in the period from July to December 2005, which represents a 25% share of the acquisitions made in the chain of own stores in the same period. In 2005, nearly 90,000 contacts were carried out by teams of agents from the Customer Relationship Center (CRC). The service is operated by Amazônia Celular’s own staff.

• Indirect Channels
The number of resellers increased 11% in 2005, totaling 545 stores, of which 304 were exclusive resellers.

• Cards
At the end of 2005, Amazônia Celular had 9,020 POSs for the physical card and 2,635 for virtual recharges. In 2005, the Virtual Recharge reached a 44% share of the sales, resulting in savings of approximately R$3 million in fees and in the manufacture of physical cards.

PLANS AND SERVICES

Amazônia Celular was capable of developing more solutions to offer its customers due to the high-speed data transmission capability of the GSM/EDGE technology.
For instance, the Company launched a solution—for users of the GSM technology—that allows them to exchange messages, via their mobile telephones, with online users of instant messengers, such as ICQ, MSN-Messenger and Yahoo-Messenger. In addition, with the creation of competitive data transmission plans, every month customers to receive exclusive access to this type of service were added, which, in several occasions, did not require Amazônia Celular to subsidize handsets, since the only thing customers receive is the chip, which is used in modules/ modems/equipment. On top of these additions to the customer base, the revenues from data transmission bring further returns to the Company, since the core network belongs to Amazônia Celular, and it does not have to pay for interconnection costs as in the sale of voice plans. For that reason, the Company created an area specialized in the sale of solutions and these types of data services.

PROMOTIONS

Among the promotions carried out during the year, two deserve to be highlighted for their originality. The first one was the sponsorship of the classified session of two of the main newspapers in its authorization area, which enables customers to place ads for free in the publications. The second one, of a social nature, was the Natal da Esperança (Christmas of Hope). For each prepaid recharge card sold, with a value equal to, or higher than, R$30, Amazônia Celular donated one kilo of nonperishable food. A total of 11 tonnes of products were donated.

CORPORATE MARKET

The portfolio of products and services was expanded in 2005, due to the launching of the GSM/EDGE network and the technical differentials it presents. Here are the main highlights for the year:

• Agenda Backup (Backup Agenda) – it makes a security copy of the agenda of the mobile handset chip;
• GPRS/EDGE Internet – this service provides wireless connection to the world wide web with speeds of up to 40 kbps and 200 kbps, respectively;
• Conexão MAX (MAX Connection) – an exclusive Amazônia Celular solution that provides users with unlimited GPRS/EDGE Internet access at no additional cost;
• Plano Conexão Equipe (Team Connection Plan) – it enables companies to optimize their data communications, offering megabyte packages that can be used by all mobile telephones registered in the plan. The megabytes are automatically distributed as they are used by employees. This is an exclusive Amazônia Celular solution;
• Connection plans and services – offer of packages of 2 MB, 10 MB or 50 MB for GPRS/EDGE Internet use.
In addition, solutions using the TDMA network were kept and new services were launched targeted both at this technology and at the GSM. Here are some of them:
• Mensagem Livre (Free Message) – messages sent between mobile telephones of the same customer are free of charge. This is an exclusive Amazônia Celular solution;
• E-mail Simples (Simple E-mail) – customers can check e-mails arriving at their personal account through text messages;

• Mensagem Empresarial (Corporate Message) – it enables users to send a single message from one mobile telephone to the handsets of all employees and to create predefined groups of recipients;
• Discagem Rápida (Fast Dial) – it makes registered mobile telephones from a company to become mobile extensions;
• Automação da Força de Vendas (Sales Force Automation) – employees may record sale orders, check inventory information, receive and send e-mails from wherever they happen to be, through mobile equipment;
• Gerenciamento de Frota (Fleet Management) – a company can locate its vehicles and monitor drivers’ stops 24 hours a day, in addition to remotely obtain further information about the vehicle;
• Telemetria (Telemetry) – it allows users to measure performance, prevent accidents caused by wear and tear or bad use of equipment, carry out preventive maintenance, and speed up the remote solution of problems; and
• Consulta a dados (Data consultation) – it enables users to access information about the inventory, sales, and orders available at company's database.
In addition, customers can use several services that ensure an intelligent monitoring of expenses and calls, such as: professional calls; call blocking; call monitoring; call monitoring per hour of the day; online accounts; and online reports.

ADJUSTMENTS

As from July 2005, due to an agreement entered into with the operators Oi, TIM, Vivo, Claro, CTBC (fixed and cellular), Telemar and Telemig Celular, Amazônia Celular promoted a 4.5% provisional adjustment in the SMP Network Usage Remuneration (VU-M) of local calls (VC1). Therefore, the local call VU-M, which, at the beginning of the year, amounted to R$0.38755, net of taxes, and R$0.40223, with taxes, at year-end rose to R$0.40498 and R$0.42032, respectively. At the end of 2005, the Company took part of an agreement for the provisional adjustment of 4.5% of the VU-M in national long distance, VC2 and VC3 calls, which involves the operators Telemar, Brasil Telecom (fixed and mobile), Telefônica, CTBC (fixed and mobile), Sercomtel (fixed and mobile), Oi, Vivo, TIM, Claro and Telemig Celular. The agreement determines the adoption of the provisional adjustment of 4.5% over the VU-M rate immediately after the approval, by Anatel, of the new public prices of these calls for users of the STFC (Serviço Telefônico Fixo Comutado - Public Switched Telephone Network). By the end of fiscal year 2005, such approval had not yet occurred.
Over 2005, there were two tariff adjustments for outbound calls both in the postpaid and the prepaid segments. The average increase was 1.65% in January and 2.50% in July for the postpaid segment. In the prepaid segment, the average adjustment was 2.97% in January and 1.71% in July. Basic subscription, in turn, was adjusted by 0.38% in January and 2.30% in July.

ROAMING

The Company maintained its international roaming agreements for its TDMA technology users and implemented international GSM roaming agreements, with over 30 signed contracts at the end of 2005. Amazônia Celular already has roaming agreements with Argentina, Uruguay, Chile, England, Portugal and Germany. In 2006, the service should be available in other Mercosur and other European countries, in addition to the United States.

Moreover, the national automatic GSM roaming is consolidated and covers the entire country through contracts with the operators Claro, TIM, Brasil Telecom Celular, CTBC Celular and Telemig Celular.

SMS and MMS

In 2005, Amazônia Celular completed a full integration with the operators Claro, TIM, Oi, CTBC Celular, Brasil Telecom, Sercomtel, Nextel and Vivo—the last one in the North and Center-West Regions of Brazil—to allow the exchange of SMS texts among their customers. In addition, it entered into agreements with the seven main SMP operators (Telemig Celular, Brasil Telecom, Claro, CTBC Celular, Oi, TIM and Vivo) so that their users may exchange multimedia messages, including audio and video (MMS).

MULTIMEDIA COMMUNICATION SERVICES

In April 2005, Amazônia Celular purchased a license to provide Multimedia Communication Services, being able, therefore, to provide this service throughout Brazil and increase its portfolio of products, generating new revenues.

RADIO FREQUENCY

In October, the Company requested to Anatel an extension of its radio frequency usage right—a measure provided for in the industry's regulations, which establishes that such requests must be made 30 months prior to the license expiration.

FINANCIAL PERFORMANCE

At year-end 2005, Tele Norte Celular had an EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) margin of 32.0% on net service revenues, a result 7.6 percentage points above the EBITDA margin recorded in the previous year. EBITDA amounted to R$124.6 million, a 16.2% increase in comparison to the R$107.3 million recorded in 2004.

NET REVENUES

Net service revenues amounted to R$390.0 million, an 11.4% decrease in comparison to 2004. Handset sales provided net revenues totaling R$42.0 million.
As a result, total net revenues of Tele Norte Celular amounted to R$432.0 million, R$66.8 million below the amount recorded in 2004. It is worth to mention that the service revenues recorded in 2005 cannot be directly compared to the same item in 2004, since part of the 2004 revenues was not impacted by the changes related to the migration to the SMP, which took place in August 2004. With the new rules, the Company began to offer the Operator Selection Code (OSC) option and, as a result, customers began to use the OSC in national (VC2 and VC3) and international long distance calls originated from their mobile telephones. Therefore, the Company no longer received VC2 and VC3 revenues and began to receive interconnection revenues for the use of its networks in these calls. Additionally, the Company shifted its network usage remuneration to the bill & keep rule, which established that the remuneration of SMP companies for the traffic within the same registration area will only take place when the traffic balance between any two companies is lower than 45% or higher than 55%, which resulted in a substantial reduction in interconnection revenues.

Data revenues, the portfolio of which could be expanded and improved due to the launching of the GSM/EDGE technology, represented 4.4% of total service revenues. Data revenues have been growing over the last years and should remain increasing in 2006.

AVERAGE REVENUE PER USER (ARPU)

Average monthly usage per customer of the postpaid segment was 193 minutes, below the 202 minutes recorded in 2004. As a result, the average monthly revenue per user of the postpaid segment was R$72 in 2005, below the R$81 recorded in the previous year.
Average monthly usage per customer of the prepaid segment was 30 minutes, below the 39 minutes recorded in the previous year. As a result, in 2005, the average monthly revenue per user of the prepaid segment was R$10, below the R$14 recorded in 2004.
Consolidated average monthly revenue per user dropped to R$24, as compared to R$32 recorded in the previous year.
These drops can be explained by the lower number of minutes used both in the postpaid and the prepaid segments and by the implementation of the above-mentioned SMP rules in August 2004. Results were also impacted because only in July 2005 the Company was able to adjust by 4.5% its SMP Network Usage Remuneration (VU-M), exclusively for local calls between the Company and the operators Oi, TIM, Vivo-NBT and Telemar.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation, amortization and cost of handsets sold) decreased by R$53.8 million, amounting to R$251.3 million, equivalent to a 17.6% reduction in relation to 2004 (R$305.1 million). The volume represents 64.4% of net service revenues.
This drop can be primarily explained by a less aggressive commercial strategy and by the reduction in defaulting customers.

ACQUISITION AND RETENTION COSTS

In 2005, in spite of stiff competition in its authorization area, the Company once again pursued a coherent and rational customer acquisition policy. One of the guidelines of Tele Norte Celular is to focus on the profitability and, therefore, the acquisition cost per customer decreased 11.2%, totaling R$158.
Retention costs, as a percentage of net service revenues, rose 2.4 percentage points, totaling 13.5%, as a result of the efforts for the maintenance of the best and most profitable customers in the Company's customer base.

BAD DEBT

Bad debt recorded by Tele Norte Celular in 2005 was 3.4% over net service revenues, thus reflecting the Company's good credit and collection management. This index presented a substantial drop in relation to the previous year and attests the Company's management of the entire life cycle of the customer within its base, which includes the adoption of measures such as the identification of user profile prior and after its inclusion into the Company's base, to indicate the most adequate plans and solutions. Although consumers still face low entry barriers, these have not followed the drop promoted by other companies, favoring the acquisition of value-added users. In this sense, the careful analysis of the customer profile when the handset is sold is an important differential, since it remains rigorous, albeit less rigid.

PROFITABILITY

As a result of the above, in 2005, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) amounted to R$124.6 million, equivalent to 32.0% over net service revenues. The profitability increase in the period arises from the Company’s increased efforts to maintain its strategy of growing with profitability.

EBITDA Statement - Consolidated (R$ thousand)

	2004	2005
Operating income	(9,080)	(14,412)
Financial income	(22,113)	(17,826)
Result from operations aimed at reducing foreign
exchange risks (hedging)	23,577	48,327
Financial expenses	34,379	32,728
Expenses (income) with foreign exchange fluctuations	(17,847)	(36,908)
Depreciation and amortization	98,375	112,738

EBITDA	107,291	124,647

PROVISION FOR LOSSES

On March 15 and 16, 2006, pursuant to CVM Instruction 371/2002, the Boards of Directors of the Company and its subsidiary, respectively, approved, and the Fiscal Council verified on the same dates, a technical feasibility study on the future realization of deferred income taxes, taking into account the Company’s probable taxable income generation capacity, based on the main variables of its business. One of the main initiatives implemented by the Company, aimed at generating future taxable income, was the migration of the network to the GSM/EDGE standard.
The above-mentioned technical assessment identified that a deferred income tax and social contribution amounting to R$34.2 million will be realized beyond a ten-year horizon, thus requiring the setting up of a provision for losses in the realization of these assets.

NET RESULTS

The Company's net results in 2005 amounted to negative R$42.4 million (R$0.126 per thousand shares).

DEPRECIATION AND AMORTIZATION

In 2005, depreciation and amortization expenses totaled R$112.7 million, 14.6% higher than the amount recorded in 2004 (R$98.4 million). This increase may be explained by the higher level of investments during 2004.

FINANCIAL POSITION

At the end of 2005, the Company's total debt amounted to R$248.3 million. The Company’s entire debt was denominated in foreign currency (99.5% in US dollars and 0.5% in currency basket – BNDES index). Of the debt denominated in foreign currency, 78.4% was protected by hedging instruments aimed at reducing foreign exchange risks.

			(R$ thousand)

Debt	2005

	R$	In US$	Currency Basket	Total

Short-term	-	57,145	1,189	58,334
Long-term	-	190,003	-	190,003

Total	-	247,148	1,189	248,337

Year	R$ million	% denominated in US$

2006	58.3	100%
2007	55.3	100%
2008	14.5	100%
2009	108.2	100%
2010	12.0	100%

At the end of 2005, the Company's total debt was partially offset by the funds available in cash (R$65.7 million) and receivables from loans (R$7.6 million), but was impacted by accounts payable from hedging operations (R$46.9 million), resulting in net debt of R$222.0 million.

Debt (R$ million)

	2001	2002	2003	2004	2005

Total debt	400.2	417.0	254.1	285.9	248.3
Net debt	331.0	296.5	243.1	197.9	222.0
Debt in US$	226.1	258.4	151.4	233.9	247.1
% of debt in US$	56%	62%	60%	82%	99.5%
% of debt in US$ protected by
hedging instruments.	80%	100%	100%	56%	79%
Debt in currency basket (BNDES)	54.5	65.5	37.3	18.1	1.2
% of debt in currency basket	14%	16%	15%	6%	0.5%
Debt in US$ + currency basket	280.6	323.9	188.7	252.0	248.3
% of debt in US$ + currency basket	70%	78%	74%	88%	100%
% of debt in US$ + hedged foreign
currency basket	64%	90%	90%	52%	78%

Coverage Ratio and Liquidity Indicators

	2001	2002	2003	2004	2005

Net debt/EBITDA	2.24	2.20	1.62	1.84	1.78
Net debt/total assets	40%	37%	38%	25%	31%
Interest coverage ratio	3.6	3.6	4.9	5.2	6.1
Current liquidity ratio	1.3	0.7	0.6	0.8	0.8

In 2005, free cash flow amounted to a negative R$12.9 million, as compared to a positive cash flow of R$66.8 million recorded in the previous year. This decrease resulted from the payment of loans and suppliers and the negative impact of operations with foreign exchange hedging instruments. The Company is striving to obtain from internal financing sources long-term loans at low cost, which will enable it to improve its current negative cash flow.

Free Cash Flow (R$ million)

	2001	2002	2003	2004	2005

EBITDA	147.7	134.6	149.7	107.3	124.6
Investments	(173.5)	(43.5)	(26.1)	(152.0)	(65.2)
Taxes	6.3	12.4	1.7	5.8	(28.5)
Minority interest	1.7	7.6	(2.2)	1.4	1.4
Net financial expenses	(18.5)	(13.5)	(28.7)	(5.9)	(23.4)
Working capital change	(19.0)	22.0	(24.3)	110.2	(21.8)

Free cash flow	(55.3)	119.6	70.1	66.8	(12.9)

Main taxes, fees and charges paid (R$ thousand)

Item	2004	2005

PIS	3,395	2,865
COFINS	15,954	13,223
Social contribution tax	140	577
;Corporate income tax	-	3,731
ICMS	100,027	85,368
Fistel	20,197	18,248
Fust/Funttel	3,646	3,232
CPMF	3,756	3,106
CIDE	196	102
Total	147,311	130,450

NEW PROJECTS

Amazônia Celular is constantly fostering innovation, to associate that feature with its brand. For that reason, the Company carries out a series of initiatives to always remain ahead of the competition and offer the best possible services to its customers.

Data Services Tariff Pricing System

One of the first regions to adopt the Charging Gateway was Latin America. This system carries out, in real time, active measuring, authorization, tariff-pricing and value-added services invoicing, in a flexible and integrated way, which brings benefits both to the Company and its customers.
Amazônia Celular benefits from the enhancement of its image among customers, and from the strengthening of features, such as efficiency, quality, innovation and transparency. It also increases its competitiveness, becoming capable of making even more differentiated plan and service offers, in line with market demands. In addition, the Charging Gateway means a smaller time-to-market for its services, provides more flexibility for the introduction of new technologies, allows the offer of the same services in both the pre- and postpaid plans, and contributes to reduce the default rate. For customers, this means a wider range of services and plans that are more suitable for their needs. In addition, it enhances transparency, as prepaid customers, for instance, are charged prior to using the solutions, which enables them to know in advance how much they are going to spend. In the case of postpaid users, items are better identified in their bills.
Over 32 partners providing value-added services are already engaged in the Charging Gateway, which means approximately 100 products and 5,000 items, in several categories, such as downloads via SMS, MMS, WAP, and the ability to send and receive P2P SMS. They also benefit from the transparency in sharing revenues, the access to the mobile world with low risk and low cost, and the knowledge, in real time, of whether an item delivered to a customer was rejected and the reasons for that. The solution also makes the Company ready to offer new types of services that should soon be launched in Brazil, out of which VoIP deserves highlighting.

Televendas (Telesales)

Another 2005 innovation, the Televendas channel has already delivered significant results for the Company's overall business. This channel was responsible for attracting over one thousand new customers in the postpaid segment, in the period from July to December 2005, which represents a 25% share of the acquisitions made in the chain of own stores.
The channel was created with the goal of promoting growth in sales, reducing customer acquisition costs, expanding the acquisition of higher-value customers, and, as a result, increasing revenues. The new model provides better conditions to segment offers; several means of payment (including payment of bills in installments charged directly to the customer's bank account); and very short delivery terms.

Single password

Another facility made available to the customers is the Single Password. To access any of the Company’s services, the consumer uses the same password. In addition to expediting access to the services, the solution offers a higher level of independence for self-service via the Internet.

CRMais

Through its CRMais project, Amazônia Celular turned into reality the wish of any telecom company: to conclude the Customer Relationship Management (CRM) cycle, which begins with the analysis of the customer profile and the sale—including the after-sales, assistance and knowledge about the consumer—and ends with additional sales and services complementary to the same customer profile and with the migration to superior plans and services, according to the consumption profile.
In order to do so, the Company invested in technology—Customer-Oriented System (SOL)—and in intelligence capable of correlating customers' data. As a result, the representative who gets the call is able to automatically view the customer’s profile as soon as they get connected with the CRC—which includes all features of their calls (time, long distance, etc.) and their segments. At the same time, all positive aspects presenting business potential are shown on the computer screen, indicating the products and services that may interest users. If representatives perceive there is a chance to make an offer, they click on the icons related to the indicated offers and get detailed information (such as price, for instance), a script with customers' FAQs and the recommended argumentation to attract the user to a given product and/or service.

CORPORATE GOVERNANCE

Tele Norte Celular Participações S.A. adopts the best corporate governance practices, ensuring credibility, loyalty and transparency of the information conveyed to its shareholders and the markets.
As from the enactment of the Sarbanes-Oxley Act (SOX) in 2002, the Company has also adopted the measures required to fulfill each section of the Act applicable to foreign issuers. Since then, several meetings of the Board of Directors have discussed matters concerning the compliance of legal requirements.
Introduced in the United States to protect the local stock market, the SOX also applies to foreign issuers trading shares on the US stock markets, such as Tele Norte Celular Participações S.A., which has American Depositary Receipts (ADRs) traded on the New York Stock Exchange. Its goal is to improve Corporate Governance standards, establishing rules that ensure the transparency and credibility of the information companies present to their shareholders and the market.
Accordingly, several initiatives were adopted, such as the approval of the Code of Ethics, the creation of a Disclosure Committee, and the revision of the Market Relations Policy. More recently, the Board of Directors and the Fiscal Council held a meeting to approve the implementation of the Audit Committee, pursuant to Section 301 of the SOX and regulated by the Securities and Exchange Commission (SEC).
As for Section 404 of the SOX, highlighted by the independent auditors—Pricewaterhouse Coopers Auditores Independentes—the evaluation of the Company's internal controls began in March 2004, with the hiring of a specialized consulting firm to help Amazônia Celular to obtain its certification in SOX Section 404, which helped introduce the risk and control management structure.
These works were developed up to February 2005, when the Internal Auditing began to test the mapped procedures, such as collection, purchasing, accounts payable, accounts receivable, fiscal, measurement, network, tariff pricing and billing.
Taking into account that the conclusion of the evaluation may take place by the time of the filing of the Company's 2006 Form 20-F, the works should be intensified over the year, with the creation of a risk management area, which should initially be focused on concluding the adaptation to Section 404 of the SOX. It is important to stress that the SEC granted a deadline extension for foreign companies with a free float under US$75 million, so that they may meet the requirements of Section 404 of the SOX by the time of the filing of the 2007 Form 20-F. At the end of 2005, the Company’s free float amounted to US$43 million.
In addition, an Officer was recently hired to coordinate and carry out the works already initiated by the Company. This Officer will also be supported by a multidisciplinary team consisting of representatives of the following areas: Legal, Comptrollership, Internal Auditing, Information Technology, Information Safety, Business Procedures Management, Anti-Fraud, and Revenue Assurance.

Notification

In August, Tele Norte Celular was notified by the New York Stock Exchange (NYSE) because it was not meeting the NYSE’s new standards required for continuous listing, which sets forth a minimum shareholders’ equity of US$75 million or a market capitalization equal to, or higher than, US$75 million for a period of 30 trading days. In 2005, these benchmarks were raised from US$50 million by the NYSE.
The Company presented to the NYSE Corporate Accountability and Listing Standards Committee a detailed plan where it outlines how it intends to meet the Continued Listing Standards in up to eighteen months beginning as from the date of receipt of the official notification of non-compliance with the norms.
In the beginning of 2006, the plan presented by the Company was accepted by the NYSE Corporate Accountability and Listing Standards Committee. At the end of February 2006, the Company’s market capitalization amounted to US$140 million.

INVESTOR RELATIONS

In order to ensure transparency and speed in relation to shareholders, investors and analysts, Tele Norte Celular maintains permanent communication channels with them. The Investor Relations website covers all information relevant to shareholders and is constantly updated. There, investors have access to: (i) information on the evolution of the price and volume of traded shares; (ii) annual and quarterly reports; (iii) performance analysis; and, (iv) reports and data sent to the Brazilian Securities and Exchange Commission (CVM) and the SEC. Shareholders may also access Press Releases and Material Facts, as well as contact the IR area via e-mail.
The Annual Report, published since 1999, is followed by the financial statements and the Management Discussion & Analysis (MD&A).
Over 2005, Tele Norte Celular strengthened even more its relations with the communities of investors and fixed-income analysts through its participation in several events in Brazil and abroad. The Company carried out a total of 140 individual and collective meetings and met approximately 300 investors and analysts. Half of the meetings were held abroad and included the main US and European investors in emerging markets.
The investor relations area always had an active communication approach, promoting quarterly meetings in São Paulo and Belo Horizonte to discuss the financial and operating strategy and results. The regularity seal of APIMEC-SP, granted to Tele Norte Celular for regularly holding quarterly meetings over the last four years, shows the Company's deep commitment to the market.
The investor relations area may be contacted via e-mail (ri@telepart.com.br) or by telephone (+55 - 61 - 3429-5616/17).

POLICIES AND CODES

Investor Relations Policy

The Investor Relations (IR) policy is aimed at training and aligning the efforts of all parties involved with the Investor Relations program to seek the adoption of measures that contribute to increase the Company's share price and liquidity and provide return on the strategies adopted to carry out IR activities. At the same time, it attempts to give higher visibility to the Company and its differentials in the capital markets, while ensuring Full Disclosure, in order to maintain the equity in the trade of securities issued and traded on the stock exchanges, thus protecting shareholders, investors and the capital markets.

Document Maintenance Policy

It establishes periods for preserving filed documents, as set forth by the Brazilian legislation and recommended by the Securities and Exchange Commission (SEC).

Dividends Policy

The By-Laws of Tele Norte Celular Participações S.A. establish the payment to shareholders of an annual minimum dividend equivalent to 25% of the Company's net income, related to each fiscal year ended on December 31, in line with the Brazilian Corporate Law.
Income may be adjusted and capitalized, used to absorb losses or otherwise directed, as allowed by the Brazilian Corporate Law and, therefore, it may not be paid as a dividend, should the Board of Directors decide so, in order to preserve, if necessary, the Company's financial health. Shareholders decide, then, during an Annual General Meeting, to carry out the distribution or not.
The By-Laws also enable Amazônia Celular to pay interim dividends in the current year, by using either the net income accumulated in periods of six months or less—based on the balance sheet prepared by the Management—or the preexisting or accrued income reported in the Annual or Semiannual Balance Sheet of the previous fiscal year.
Shareholders may claim dividends up to three years after the date in which they were made available.

Code of Ethics

Tele Norte Celular Participações adopts a Code of Ethics applicable to its directors, officers and employees—even to those from its subsidiaries. This document deals with practices related to the disclosure of information; confidentiality and integrity duties; guidance norms in case of conflicts of interest; and overall ethical principles that should be respected.

COMPANY'S MANAGEMENT

Tele Norte Celular Participações is managed by two bodies: the Board of Directors and the Board of Executive Officers.

Board of Directors

It consists of eleven members, who hold regular meetings each quarter and special meetings whenever convened by the Chairman or by two members. The board members are elected in Annual General Meetings—in which the Chairman and the Vice-President are also appointed—for terms of up to three years.
Among its main duties are: (i) to set forth the Company's overall commercial strategies and policies; (ii) to elect and demote executive officers; (iii) to oversee the Management and verify the corporate records; (iv) to call Annual General Meetings; (v) to issue an opinion on the Management's Annual Report and Financial Statements; (vi) to appoint the external auditors; (vii) to decide on the payment of interest on own capital; and (viii) to authorize the purchase of the Company's shares, always respecting the limits of prevailing legislation.

Fiscal Council

The members of this permanent council are elected annually by the shareholders. Its main duty is to monitor the Management's activities, to verify the financial statements of each fiscal year and to issue an official report to the shareholders. The Fiscal Council acts independently from the Board of Directors and the external auditors. It currently consists of four directors. In 2005, it was adapted to also take on the duties established by the Sarbanes-Oxley Act for Audit Committees.

Board of Executive Officers

It consists of a Chief Executive Officer, a Director of Human Resources, and a Director of Finance and Investor Relations. The latter is statutorily designated as the substitute of the CEO during his absences and impairments. The Company's daily management is carried out by the Executive Officers.

Compensation of Directors and Officers

As provided for in the Brazilian Corporate Law, the global amount available for paying directors and executive officers and for paying the profit sharing scheme to executive officers is decided in the Annual General Meeting of the shareholders. The Board of Directors is responsible for setting forth the individual compensation and the profit sharing scheme of each executive officer, as well as for the compensation of members of the Board.

Amount of shares and bonus for Directors and Executive Officers

The Company maintains two incentive programs for its senior executives in the form of stock option plans. The first plan establishes the receipt of common or preferred shares as a reward for fulfilling performance goals set forth by the Board of Directors for a period of five years.
The other plan grants preferred share options, which may be exercised at the market price on the date of the granting, less 20%.
Jointly, the members of the Board of Directors and the Board of Executive Officers of Tele Norte Celular Participações hold less than 1% of any class of securities from the Company.

COMMITTEES

Disclosure Committee

Established in 2003, it is aimed at providing the Investor Relations area with the necessary support for a complete and timely disclosure of information related to the Company and its businesses. It consists of four members appointed by the Board of Executive Officers for terms of one year, with the possibility of reelection. The Committee holds regular meetings each quarter and special meetings whenever required.
Its duties include: (i) ensuring the accuracy of the information to be disclosed, coordinating the data flow within the Company; (ii) overseeing the preparation of the periodic reports demanded by the CVM and/or the SEC, if any, as well as the disclosure of other information to the market; (iii) evaluating periodically the suitability of the IR Policy and of the remaining information disclosure procedures; and (iv) verifying violations of the IR Policy to evaluate the CEO and the Investor Relations Director.

Managing Committee of the Stock Options Plan

Consisting of four members appointed by the Board of Directors, it is responsible for managing and handling the operations of the stock option plan. Its duties include deciding on eligible participants who will receive options and interpreting and clarifying any issues related to the Company's stock option plan. The Committee meets whenever necessary.

Audit Committee

In compliance with the Sarbanes-Oxley Act and the regulations of the SEC, the Company's Fiscal Council was adapted to also carry out the duties of the Audit Committee, with the following main responsibilities: to appoint, define the compensation of, and oversee the independent auditing firm; to revise internal auditing and accounting controls; to previously approve auditing and non-auditing services allowed by the law; and to receive internal accusations related to auditing and accounting controls.

STOCK MARKET

The São Paulo Stock Exchange (Bovespa) closed the year 30.07% up, the third consecutive annual increase. Despite that, the Telecoms Industry Index (ITEL) closed 2005 with a meager 4.94% growth. On March 2, 2006, Tele Norte Celular Participações shares accounted for 0.4% of the composition of the ITEL, which consists of securities from 22 companies.

Quotations

Tele Norte Celular Participações S.A. has been listed in the São Paulo Stock Exchange (Bovespa) since 1998. In 2005, its preferred shares (TNCP4) decreased 38.0% and at the end of the period it was quoted at R$0.31 per thousand shares, in comparison to R$0.50 per thousand shares at the end of 2004. Its common shares, in turn, traded under the ticker TNCP3, dropped 6.3% in the period, closing the year quoted at R$0.60 per thousand shares. At the end of 2004, they were quoted at R$0.64 per thousand shares. The average traded volume of both common and preferred shares amounted to 19 billion shares per month. The traded financial volume of common and preferred shares amounted to R$7 million per month, in line with the amount recorded in 2004. As for Tele Norte Celular Participações ADRs, they have been traded on the New York Stock Exchange (NYSE), under the ticker TCN, since 1998. In 2005, they recorded an 18.4% decrease and closed the period quoted at US$7.45, in comparison to US$9.13 recorded at the end of the previous year. In 2005, the average monthly traded volume amounted to 133,000 ADRs, a 17.3% increase in comparison to the previous year. The average financial volume of the ADRs totaled US$911,000 per month, as compared to US$1.18 million in the previous year.

Share Data	2005			2004

	TNCP3	TNCP4	TCN	TNCP3	TNCP4	TCN
TCN
Opening price	R$0.64	R$0.50	US$9.10	R$1.14	R$0.62	US$10.75
Closing price	R$0.60	R$0.31	US$7.45	R$0.64	R$0.50	US$9.13
Average price	R$0.73	R$0.33	US$6.86	R$0.75	R$0.57	US$9.82
Annual change (%)	-6.3%	-38.0%	- 18.4%	-43.9%	-21.9%	-16.4%
Maximum price	R$1.00	R$0.50	US$9.10	R$1.14	R$0.71	US$12.99
Minimum price	R$0.51	R$0.27	US$5.55	R$0.60	R$0.49	US$8.47
Average daily price
(financial volume)	R$14,445	R$324,666	US$49,233	R$14,699	R$343,706	US$59,500

Indices

The preferred shares of Tele Norte Celular Participações S.A. are part of the IBrX Index (¥ndice Brasil). The IBrX measures the return of a theoretical portfolio consisting of 100 shares selected among the most traded securities on the São Paulo Stock Exchange (BOVESPA), in terms of its trading and financial volume.

OWNERSHIP STRUCTURE (12/31/2005)

Tele Norte Celular Participações S.A.	Common	%	Preferred	%	Total	%

Telpart Participações S.A.	64,633,961,596	51.86%	185,778,351	0.09%	64,819,739,947	19.34%
	19.29%		0.06%		19.34%
Minority	59,989,880,310	48.14%	210,274,535,100	99.91%	270,264,415,410	80.66%
	17.90%		62.75%		80.66%
Total	124,623,841,906	100.00%	210,460,313,451	100.00%	335,084,155,357	100.00%

CAPITAL STOCK EVOLUTION

Capital increases made by Tele Norte Celular Participações S.A. are published on newspapers of wide circulation and the Company’s website.

DIVIDEND DISTRIBUTION

In fiscal year 2005, the Company’s net loss, adjusted by the realization of the “unrealized income reserve,” amounted to R$21.2 million. Accordingly, no minimum mandatory dividend distribution will be proposed in the fiscal year ended December 31, 2005.
Still in 2005, the Company reassessed the calculations of the minimum dividend related to fiscal year 2004, as the net loss adjusted by the realization of “unrealized income reserve” resulted in a net income amounting to R$3.3 million. Accordingly, pursuant to article 203 of Law 6,404/76, in 2005, the Company recorded the minimum dividend related to the fiscal year 2004 to be paid to the preferred shareholders of record in the amount of R$3.3 million (R$0.015524 per thousand shares). As from the end of fiscal year 2005 up to the date of effective payment, the accumulated change of the SELIC in the period will be added to that amount.

RISK MANAGEMENT

It is fundamental that the Company be prepared to face potential challenges presented by the market, the environment, the political environment, and by regulatory decisions. Tele Norte Celular adopts a series of initiatives in order to avoid potential scenarios that do not meet its initial expectations.

Risk Management Area

In the beginning of 2006, the Company created its risk management area, which will be aimed at becoming the main link between the operating and the Corporate Governance areas, in order to ensure that the initiatives carried out by the areas accurately take into account and evaluate the business risks.
The risk management area is responsible for ensuring that business goals and strategies are achieved, timely identifying and communicating the need for adequate operating procedures as a way of lining up the risk exposure level with Amazônia Celular's guidelines.

Product Risks

Amazônia Celular bases its product and service launching decisions on careful market analysis, identifying the opportunities through surveys and the data stored in the Customer-Oriented System (SOL). The correlation of data makes possible the identification of the profile of each customer and the structuring of campaigns and promotions specifically tailored to them or to certain regions or municipalities, for example.
An important asset to remain updated is the adoption of an open partnership model with companies developing solutions, services and content for mobile telephony. In 2005, the Company began to use the CRMais tool, which enables Customer Relationship Center (CRC) representatives to check, immediately, what is the customer's usage and behavior patterns, and offer products and services suitable for their profile.
Another decisive step to ensure competitiveness and minimize obsolescence risks was the launching of the GSM/EDGE technology, consolidated in 2005. Thanks to that, the Company began to offer its customers advanced data solutions, with high-speed transmission.

Market Risks

Amazônia Celular is committed to act pursuant to the Brazilian Consumer Protection Code, the norms regulating Brazil's telecoms industry, and the clauses of contracts it enters into with its customers. It also ensures the confidentiality of the information concerning its customer base, pursuant to the Federal Constitution.
The Company follows a rational path, aimed at achieving sustainable growth in a highly-competitive environment. Although it does not participate in irrational price wars, it neglects neither the growth of its customer base nor the pursuit of consumer retention.
In order to adapt to the regional market differences, it restructured its Markets area into eight regional centers, which are independent to develop campaigns specific to the communities in which they are located. Thanks to that, there is a gain in terms of speed in the Company’s decision-making process, in addition to a greater degree of accuracy of its strategies.
The Company invests in differentials, such as: (i) its position, at the technological forefront of its industry; (ii) wider signal coverage (both in GSM/EDGE and in TDMA); (iii) good service quality; and (iv) the offer of an ample and consolidated portfolio of solutions capable of attracting and retaining customers, even if its prices are equal to, or higher than, those of the competition.
It identified a market opportunity for its TDMA network in its authorization area, due to the price drops of the handsets using this technology, which makes them more affordable. In addition, the Company’s TDMA network is the most comprehensive among the companies offering services in the area, which represents an important differential in the acquisition of consumers.
In addition, it adopts an open and transparent communications strategy with its users, showing that it works in the real world, for real customers, pursuing solutions that can effectively improve life.
In order to be perceived as a company that is really concerned with consumer relations, it creates rational and emotional ties with them. In this sense, the relationship program Você and the CRC are instrumental for Amazônia Celular. For that reason, the Company constantly invests in training its teams and carries out a daily monitoring of the reasons for, and the answers to, the customers' calls.

In 2005, it was a pioneer in Brazil with its Charging Gateway, a system that enables it to carry out, in real time, active measurement, authorization, tariff pricing and value-added services invoicing, in a flexible and integrated way. Thanks to the application, the Company gains flexibility for launching customized offers and reducing revenue losses, in addition to becoming prepared to launch services for technologies such as the VoIP and the WiMAX.
The Company will also invest in the expansion and consolidation of its GSM/EDGE network and in the maintenance of its TDMA network.

Technological Risks

The Company remains committed to its GSM/EDGE network and services. The technology also enables it to make available to its customers the most advanced mobile handsets. Amazônia Celular also invests resources in the Information Technology area and in the development of technological platforms. In 2005, it had already carried out several tests with new technologies, such as VoIP, WiMAX and PoC. The Company is ready to adopt them, to the extent that they prove to be convenient to the Company's initial and marketing goals.

Environmental Risks

Amazônia Celular bases its activities on the compliance with the Environmental Policy it adopted in 2003, with the following guidelines: • Fulfill the entire Environmental Legislation applicable to its activities, products and services.

• Promote continuous initiatives to raise the awareness of its employees regarding the importance of the environment.
• Place the environmental issue as a highly-relevant factor in all procedures related to the planning, installation, operation and maintenance of its undertakings.
• Constantly pursue the enhancement of its procedures, aimed at adopting methods and techniques that prevent pollution and minimize environmental impacts.
• Rationally use any natural raw-materials or nature-derived inputs, such as water and electricity.
• Take into account—when planning and building telecoms stations—solutions that reduce the visual impact on the urban landscape surrounding its undertakings.
• Ensure that the electromagnetic emission levels of its stations remain within the limits established by Anatel.

The ISO 14001 certification establishes practices that prevent potential incidents and contribute to the environmental preservation, such as: (i) collection of used batteries; (ii) preventive maintenance of base stations; (iii) selective collection of residues; (iv) measurement of noise emissions; (v) fire prevention programs; and (vi) appropriate disposal of fluorescent lamps. To maintain the certification, the certifying company performs two annual audits to verify if the guidelines of the ISO 14001 norm are really being enforced.

Climate or disaster risks

In 2005, the Company installed the backup site of its Computer Center, which ensures the maintenance and the use of the stored information, even in case of disasters or other problems.

The Company's Customer Relationship Center (CRC) is interconnected to the one of Telemig Celular, which makes the operation more efficient—as representatives of both companies have access to each other's data—and increases safety levels—as the database of a company can substitute the database of the other one.
In addition, all assets of higher value are insured.

Investment Risks

From the financial point of view, investment decisions take into account the incremental cash flow of the projects, evaluated based on the following criteria: net present value (NPV), return rate (RR), and payback period. The evaluation of discounted cash flows is also carried out through scenario and sensitivity analyses to confirm the potential for creating or adding value to the projects.

Process Risks

In order to reduce the business risks, through the unification of the process rules, and enhancing the commercial operation, the Company maintains a Process Management Officer, who is supported by the Information Technology, Finance, Human Resources and Commercial areas. The Process Management area is responsible for: the analysis of the market operation, identifying risks, potential improvements and risk prevention measures (outline of strategies and validation); the development and execution of Action Plans; and the definition of the business process.

Regulatory Risks

The telecoms industry is regulated by the Brazilian National Telecommunications Agency (Anatel). Along with its competitors, the Company may be subject to promote adaptations to comply with changes in the regulations.
In 2005, Anatel carried out a Public Hearing on the new Regulation for the Provision of Personal Mobile Services, with clauses that may affect the performance of the operators. In order to protect itself against potential changes, the Company always makes projections taking into account two scenarios—current and changed—trying to anticipate solutions that may minimize potential impacts.

Reputation Risks

In 2005, Amazônia Celular had its name involved in corruption accusations at the Mixed Parliamentary Inquiry Committee (CPMI), which verifies potential wrongful conduct at the Correios, Brazil's federal postal service company. It adopted a proactive attitude, sending documents that would dispel any suspicions about the Company's honesty, even without a previous order to do so. In addition, it received representatives from the CVM, who had full access to the Company's financial information and did not find any irregularity. Thanks to these actions, the Company believes it has provided all clarifications needed, as both the media and the CPMI representatives virtually took the Company away from the headlines. The committee's final report is expected to definitely settle the case.

Bad Debt Risks

The customer credit concession policy is constantly updated. In 2005, two revisions were carried out to reduce the product acquisition risk. The Company also hires the services of specialized collection agencies, to manage the portfolio of defaulting customers. In addition, it periodically revises its policies to negotiate with defaulting customers, in order to increase the likelihood of debt repayment and, at the same time, to control potential consumer initiatives carried out in bad-faith.
To reduce default rates, it adopts a proactive behavior, indicating to the consumer the plans that are most adequate for their consumption and income profile, even if, at first, this may represent lower revenues in the short-term.

Financial and Liquidity Risks

At the end of December, Tele Norte Celular had a consolidated debt amounting to R$248.3 million, of which 76.5% million were allocated in the long-term. Regardless of its solid and substantial cash flow generation, and of cash totaling R$65.7 million at year-end, the Company adopts a conservative policy in the use of loans and financing, especially in foreign currency. The Company’s entire debt was denominated in foreign currency (R$247.1 million in US dollars and R$1.2 million in currency basket). Of the total debt denominated in US dollars, 79% was hedged against foreign exchange fluctuations.

DISCLOSURE OF SERVICES OTHER THAN THOSE OF INDEPENDENT AUDITING

During fiscal year 2005, PricewaterhouseCoopers Auditores Independentes only provided Tele Norte Celular Participações S.A. with services related to external auditing. This information is in line with the provisions of CVM Instruction 381.

ACKNOWLEDGMENTS

The Management of Tele Norte Celular Participações S.A. would like to thank its shareholders, the regulatory bodies, its customers and suppliers, as well as the financial institutions, for their support and trust. In addition, the Company would also like to thank its employees for their dedication and involvement. Without them, we could never have achieved the results we did.

Brasília, March 16, 2006.
The Management

AWARDS AND RECOGNITION IN 2005

500 Melhores e Maiores Empresas—Amazônia Celular is part of the select group of Brazil's 500 best and biggest companies in the ranking prepared by the magazine Exame and published in its special edition “Melhores e Maiores 2005.”

Valor Carreira – As Melhores na Gestão de Pessoas—Amazônia Celular received the award “Valor Carreira - As Melhores na Gestão de Pessoas,” granted by the newspaper Valor Econômico. This prize recognizes the best companies in terms of personnel management. Published on the October issue of the magazine Valor Carreira, it is one of the industry's most important awards.

150 Melhores Empresas para Você Trabalhar—Amazônia Celular is included in the group of the 150 best companies to work for, which was a highlight of the nine edition of the Guia Exame - Você S/A - As 150 Melhores Empresas para Você Trabalhar.

Consumidor Moderno de Excelência em Serviços ao Cliente—Amazônia Celular received the largest and most prestigious Brazilian Consumer Relations award, granted by the magazine Consumidor Moderno, in the category Regional Mobile Telephony.

Prêmio Sesi de Qualidade no Trabalho—This award is aimed at promoting the increase in productivity and competitiveness of Brazilian companies. It is also a public recognition to the efforts of businesspeople in adopting the best personnel management practices and measures that increase employees’ quality of life and improve the work environment.

Aberje Award—Clicnet and the magazine Pulse—internal communication vehicles of Amazônia Celular—were awarded as Brazil's best intranet and internal magazine by Aberje (the Brazilian Association of Business Communications). Clicmais was also recognized, in September, as the best internal newsletter of the Center-West/East regions.

e-Learning Brasil—Amazônia Celular was recognized with one of Latin America’s most important awards in distance learning: the e-Learning Brasil 2005, in the Diamond corporate category. In May, the Virtual Campus had already received the title of National Highlight, also granted by Brazil’s e-Learning community.

ABANET Award—Clicnet received the bronze medal in the IV Edition of the ABANET/MSN Award, granted by the Brazilian Association of Advertisers (ABA), in partnership with MSN, the services and content portal of Microsoft. This award is aimed at evaluating and highlighting web-based works that bring effective results to the companies.

Marketing Empresarial—Amazônia Celular was recognized in the city of Imperatriz (in the state of Maranhão) for its mobile telephony activities. The result that indicated the Amazônia Celular as the most remembered company was known after a survey carried out with inhabitants of Imperatriz and the region. The award was granted by the company Promolter Brasil Promoções.

Boa Cidadania Corporativa—Amazônia Celular is among the Brazilian companies with the best environmental management practices, according to the December 2005 edition of the Guia Exame de Cidadania Corporativa.

ISO 14001—The Environmental Management System (SGA) certification was renewed, pursuant to the ISO 14001 norm.

Selo de Assiduidade—In 2005, Tele Norte Celular investor relations area received the regularity seal of APIMEC-SP, granted it for regularly holding quarterly meetings over the last four years, as a proof of the Company's deep commitment to the market.

SOCIAL REPORT

MESSAGE TO SOCIETY

Amazônia Celular is aimed at contributing to the achievement of sustainable development. To do so, its initiatives are carried out in a responsible way, as it believes its behavior will impact future generations. Each year, it strives to improve its relations with public and private agents interested in developing initiatives promoting the social welfare, strengthening its initiatives. In order to do so, it focuses its efforts on a limited number of projects with great transforming potential, which primarily benefit children and teenagers.
Based on that, the Instituto Amazônia Celular (IAC) runs the Programa Pró-Conselho, and manages the initiatives of the charity Organização Beneficente Amazônia Celular (OBA), through which the employees can develop their social consciousness.
In 2005, IAC’s Pró-Conselho activities also included the state of Roraima. This initiative is promoting the respect for Brazil’s Statute of the Child and the Adolescent (Estatuto da Criança e do Adolescente), which, since 1990, provides for the mandatory installation of Guardianship Councils (Conselhos Tutelares) and Councils for the Rights of the Child and the Adolescent (Conselhos de Defesa dos Direitos da Criança e do Adolescente) in all municipalities of the country. OBA carried out its traditional donation campaigns, surpassing the established goals, and began to improve its structure and initiative strategy. The idea behind it is to incorporate the social management concept into its practices, favoring initiatives with impact in the long-term. For 2006, the Company is structuring a new social program, focused on teenagers from families in need and/or who are in risky circumstances. They will be trained for the labor market. In this sense, partnerships are already being established.
But social changes also require access to forms of artistic expression and sports activities. The Company maintained its Amazônia Celular Arte Mix program, through which it supports local talents and contributes to promoting their work nationally, thus allowing them to receive their due recognition. As a result, it launched CDs, promoted shows, supported theater plays and tours of local artists and groups, conferring it a modern touch, a feature that Amazônia Celular also wants to see attached to its brand. In the athletic scenario, it continued to cooperate with the Torcedor do Futuro project, which attempts to disseminate non-violence in sports, in addition to the initiative Fábrica de ¥dolos, which, by means of scholarships, enables athletic talents to dedicate themselves to their sport and improve their skills. In addition, it supported Beach Soccer in the state of Maranhão, where it also began to sponsor Moto Club, one of the most traditional soccer teams in the capital city, São Luís.
Located in the heart of the Amazon rain forest, the Company’s operations are marked by its environmentally correct initiatives. And, in 2005, its commitment to the preservation of natural resources enabled it to renew its ISO 14001 certification, obtained in the previous year.
By appearing among the 82 companies with the Best Personnel Management—according to the newspaper Valor Econômico—and among the 150 Best Companies to Work for—according to the magazine Exame—the Company proved to be on the right track in its relations with its employees. They form a strong team of 891 people dedicated to make Amazônia Celular an industry benchmark in terms of quality. By assimilating the corporate values of Amazônia Celular and by working as real entrepreneurs, they made possible the creation of value for the shareholders, customers and society.
Amazônia Celular wishes to thank all of its partners in the pursuit of a fairer and more equitable society for their effort, investment and knowledge.

RELATIONSHIP WITH INTERNAL PUBLIC

The Human and Corporate Development (Desenvolvimento Humano e Empresarial - DHE) area of Amazônia Celular strives to provide opportunities for the personal and professional development of the employees. This is carried out through a series of practices that are in line with the Company's Business Plan, and focused on the development of competencies and the achievement of outstanding results.

EMPLOYEES

Amazônia Celular believes employees are responsible for producing impressive results for the Organization. Accordingly, a selection procedure is adopted based on the following: Business Command, Results-Orientation, Innovation and Creativity. These are set up to attract employees who are prepared to take on challenges.
The entrepreneurial culture values the relations among all hierarchical levels. All employees are free to contact the entrepreneurial leader and the head of their area, which makes competencies such as Initiative and Pro-activity indispensable.
The Company ended 2005 with 891 employees, which represents an addition of 75 in comparison to the previous year.
In the period, the Company carried out its Manager Training Project for Selection Based on Competencies, in which managers from the front-office—over 100 people—were trained at the Corporate University to select employees based on the human competencies defined by the Company, and focusing on the “Clientivity” factor.

Selection and integration

In order to qualify the internal and external employee selection procedures, Amazônia Celular launched, in 2005, a Selection Project based on two web games "Empresariar" (To Enterprise) and “Aventura no Mundo Telecom” (Adventure in the Telecoms World), which focus on the competencies and the knowledge about the Company and the telecoms industry.
In addition, candidates can still send their CVs via the Internet.
In order to integrate the recently-hired employees, the Company maintains a program called Entrando no Time (Getting into the Team), which is carried out via the Virtual Campus and introduces the Company, its values and the telecoms market. The Program is structured in three stages: Understanding the Entrepreneurial Technology and the Entrepreneurship Management Model; The Mobile Telephony Market and the Position of Amazônia Celular in the Industry; and The Company and its Procedures.

Inclusion

The Company continued its Diversity program, which is aligned with its social inclusion policy and strives to promote the integration of employees with special needs. The initiatives include activities involving both the new employees and the other teams, and promote respect for, and appreciation of, differences.
Some employees with special needs are also investing in their college education, inspired by the professional growth opportunity offered by the Company. In 2006, the program will be adopted in an even more structured way.

New talents

The internship program Jovens Talentos (Young Talents), which selects interns to participate in various areas, completed two years, with a 50%-increase in the number of young talents. Five interns were hired in 2005, when nineteen openings were made available, fifteen of which in Belém, two in São Luís and two in Manaus. The selection procedure includes virtual games that evaluate competencies and knowledge about the business.
When interns enter the program, their training includes the visit to different areas of the Company and monthly lectures with employees, which complement the overview of the telecoms industry and underscore the importance of thinking and acting like entrepreneurs to contribute to the success of the business. Included in the program is the development of an Applied Project, which encourages the use of formal knowledge in the working environment to promote improvements and innovations.

Dismissals

The Company is also concerned with respecting and valuing employees who are leaving its workforce, whether it was their option or otherwise. The dismissals for cause are only carried out when no other alternative is available. When employees are leaving the Company voluntarily, they are interviewed to evaluate the reasons for the dismissal and to improve both talent retention and the Human Resources policy.

Corporate education

Amazônia Celular continued to carry out its human and professional development programs with the utilization of the most advanced resources and technologies adopted by its Corporate University (Entrepreneurial Technology Institute—ETI). They are aligned with the business strategy and the entrepreneurship culture, which is aimed at preparing employees to think and work as entrepreneurs, obtaining outstanding results and adding value to the Company.
The goal of the University is to make accessible educational solutions for the development of the human and entrepreneurial competencies required for the adoption of the business strategies. In order to do that, it offers a fast, accessible and comprehensive training, which reaches all parties contributing to the Company’s business. In addition, it constantly invests in the enhancement of the channels adopted to disseminate its corporate education and culture. In 2005, the Company launched its Mobile Learning program, a pioneering initiative in Brazil, which enables users to participate in classes through their mobile handsets.
In the period, it also invested nearly R$1 million in training carried out by the Corporate University. Overall, there were 7,216 participants who were physically present to the sessions and 64,516 who participated remotely, with a total training load of 80,500 hours.

CORPORATE COMMUNICATIONS

The internal initiatives and communications vehicles maintain the employees informed about the Company’s business, in addition to providing support for the decision-making process. The Company makes available to its internal public the following communications vehicles:

Clicnet: It approaches over 3,000 people (employees, interns and outsourced employees) and integrates data, procedures and methods. Every day, it is accessed by 91% of the employees, with an average of three connections per day.

Clic +: A weekly printed publication targeted at the employees, it functions as an incentive for employees to access the Clicnet to obtain more complete information. In 2005, Clic+ had 52 issues, in addition to two special issues.

Campaigns: They provide information to employees and reinforce the initiatives of the Company's several areas for their knowledge and participation. In 2005, approximately 50 campaigns were prepared and produced.

Events: The Company carries out a series of events aimed at strengthening business values, goals and strategies. The most important dates of the year are celebrated in a differentiated way. Activities integrate employees in a relaxed way, recognizing the efforts made and results achieved and promoting memorable moments.

COMPENSATION AND BENEFITS

For Amazônia Celular, compensation is one of the main contributory factors in the motivation and qualification of employees. Their payment consists of a direct and an indirect compensation. Currently, total salaries (direct and indirect) paid by the Company are above the average paid in the Brazilian telecoms market.
In 2005, the Company distributed R$1.8 million related to the 2004 Profit Sharing Scheme, which represented an average of 1.46 salary per employee.
Amazônia Celular also grants a series of benefits, which exceed the legal requirements, such as meal allowance, staple food basket, medical and dental assistance and drugstore allowance. It also offers its employees a defined contribution private pension scheme, Celprev. In addition, it maintains a Stock Option Plan for some of its executives.

QUALITY OF LIFE

The professional performance of the employees is directly related to their well-being. Thus, Amazônia Celular has developed, since 2001, a program called "Vida Legal – Saúde Integral" (Nice Life - Full Health), which offers the basic conditions to promote health by means of fostering self-management of lifestyles.
Employees working at the Customer Relationship Center (CRC) also benefited from the physical exercises carried out during a series of activities promoted in the mornings. They also took part in lectures and workshops on preventive diction techniques and about the importance of preserving one’s voice.
The Company also carried out a flu vaccination campaign, which reached approximately 700 people, in addition to an AIDS prevention campaign, together with the Internal Committee for Accident Prevention (CIPA). Still during the Internal Week of Labor-related Accident Prevention (SIPAT), there was a voluntary blood donation campaign with 92 volunteers, which resulted in the certification of Amazônia Celular as a Blood Donator Agent, granted by the HEMOPA Foundation.

OCCUPATIONAL SAFETY

Amazônia Celular is constantly seeking to ensure a safe work environment for its employees and partners, through the adoption of initiatives that disseminate good practices among them and guarantee their well-being. In 2005, the training program to prepare and recycle emergency crews working in the states of Amazonas, Amapá, Maranhão, Pará and Roraima, which comprise Amazônia Celular authorization areas, was continued and emergency evacuation simulations were carried out at the different units of the Company.
Occupational Health and Safety Management procedures for third-parties were also adopted. With this initiative, the Company ensured a low index of labor-related accidents in geographically dispersed activities and with high potential risk.

ENVIRONMENTAL MANAGEMENT

Amazônia Celular bases its activities on the respect for the Environmental Policy it adopted in 2003. Taking into account the principles of this policy, a multidisciplinary group of employees from Amazônia Celular prepared, in 2003, the Environmental Management System (SEM) that led the Company to become the second South American mobile telephony operator to receive the ISO 14001 certification, which is proof of the appropriateness of its environmental practices. The EMS is audited twice a year and, in 2005, the certification was renewed.
As a way of encouraging environmentally correct attitudes among employees, the Company carries out internal awareness campaigns.
Amazônia Celular also evaluates the activities of its service providers, monitoring, for example, the disposal of residues. In addition, it strives to make all involved parties to participate in awareness campaigns and to set forth criteria that should be followed by them in order to maintain their relationship with the Company.

Visual and Noise Pollution

To deal with noise emission in the Radio Stations (BSs), the Company prepared an action plan to monitor the noise in inhabited areas, and a plan for noise reduction. A total of 141 stations were monitored and four a 4 noise reduction initiatives were carried out.

Battery Collection

Amazônia Celular carries out the adequate collection and disposal of mobile handset batteries to avoid any potential environmental impact. All of its units have collection facilities. The Company sends the collected material first to a warehouse and then to the manufacturers, so that they find adequate ways of discarding it.

Selective collection

Amazônia Celular also adopts a garbage selective collection program in its management units, stores, buildings, CRC and SCs (Switching Centers). Approximately 700 kg of residues are collected per month.

Gas emission control

The emission of stationary engines and diesel vehicles is reduced through the monitoring of their pollution levels and their preventive maintenance practices.

Electricity and water consumption

The Company carries out awareness campaigns about the rational use of electricity and water. In 2005, the consumption of energy resources was 7% smaller in comparison to 2004.

Firefighting

Employees who are members of firefighting units are constantly trained. Pursuant to the Emergency Response Plan (ERP), the Company carried out firefighting and fire detection enhancement works, and the Fire Department performed inspections for the renovation of the “Habite-se”, a municipal occupation license.

Electromagnetic emissions

The Company monitors the electromagnetic emissions of its BSs through drives tests and radiometric opinions, thus ensuring that they are within tolerable levels.

Chemicals

The Company's internal emergency procedures were adjusted, including the fight against chemical leaks in the training to prepare and recycle the firefighting teams and in the simulations, which ensures the quick and adequate response in case of accidents and the minimization of potential environmental impacts.

Road maintenance

The maintenance of sites and access roads of the Base Stations is carried out annually so as to avoid potential erosion problems at the places where they are installed and the risk of accidents that may result in damages to the vegetation, the land, the fauna and the population of these localities.

Training and Qualification

The Virtual Campus tool, within the Company’s Intranet—Clicnet—was used to provide environmental management training to all employees.

RELATIONSHIP WITH SUPPLIERS

The quality of Amazônia Celular's relations with its over 10,000 registered suppliers —of which only 4,000 are active — is guaranteed, in the first place, by the egalitarian treatment provided by the Company to all suppliers participating in the competition and selection process or who are interested in offering its products and services. All suppliers are previously approved to become able to sell products or provide services to the Company. Therefore, depending on the supplier’s activity segment, the Company requires specific documentation and certain clauses are inserted in contracts that must necessarily be met. This includes items related to the Environmental Management System of Amazônia Celular and the prohibition of child labor. When the contract refers to the provision of services, it is also demanded that those carrying out the work be legally hired, in addition to other labor requirements.
Each year, Amazônia Celular visits suppliers to check the fulfillment of the contracts in terms of socially responsible practices and the legislation in force.

Internet Portal

Amazônia Celular maintains an Internet Portal exclusively dedicated to the suppliers, which are able to register their data and access information, consult payments made, unpaid invoices, purchase orders and commission statements, as well as to insert or consult invoices issued against the Company. In the website there are also a set of data on the policies for selecting and hiring suppliers, and the description of indispensable requirements for the selection.

CONSUMER AND CUSTOMER RELATIONS

For Amazônia Celular, its customers are essential to its growth and good performance. For that reason, it constantly works to: (i) improve its products and services to better serve them; (ii) understand their real needs; and, therefore, (iii) streamline the relationship it establishes with them, turning this relation into a bond based on trust, credibility and respect.

"CLIENTIVITY"

In order to increasingly enhance its relations with its customers, Amazônia Celular created a "Clientivity" department, responsible for following the entire consumer cycle in its base, from the moment they begin to use its services up to the moment they end their relation with the Company, should that be the case. The idea is to have an in-depth understanding of the customers, focusing the initiatives on their interests. In order to do so, the Board of Executive Officers operates in three areas:

• Relationship Marketing

In 2005, the program celebrated its third anniversary. This initiative gives points to consumers according to certain criteria, such as the time in which they are in the Company's customer base and the use of products and services offered by the Company. Individuals from the pre- and the postpaid segments, as well as companies using the solutions of Amazônia Celular, can participate. The points accumulated may be exchanged for minutes, accessories, handsets and products from the Amazônia Celular Mix line. In 2005, the Você (You) program, its main customer relationship tool, received the award of Brazil’s best telecoms customer relationship program, granted by ABRAREC and ESPM.

• Credit and Collection

The area is responsible for dealing with the financial relations with customers. In 2005, the Company improved practices that were considered to restrict access to the base. It also changed twice its credit policy throughout the year, making it more competitive. The renegotiation policy was also reanalyzed. Customers settling their debt in cash are still able to negotiate a discount, but it will be lower than what was being offered before. If the debt is repaid in installments, the discount will only be received when the last installment is repaid.

• CRC

The Customer Relationship Center (CRC) is the key tool for Amazônia Celular to be recognized as a relationship company by the consumers. The Company’s 515 representatives assist on average 600,000 calls a month and are in direct contact with the customer. From this interaction depends the strengthening of rational and emotional ties. Amazônia Celular maintains its own CRC facilities because it believes that this is the way to get closer to the customer and their daily lives. Employees are constantly trained: in 2005 alone, the Company offered 45,720 hours of training sessions.
To improve the quality of the assistance, a daily evaluation on the volume and reason for the calls is carried out. Amazônia Celular action plans are based on this. There is also a permanent quality improvement of the Audible Answer Unit (AAU), which provides information without the need of personal assistance.

COMMUNICATION WITH CUSTOMERS AND CONSUMERS

The Company’s communication uses a language that is direct and can be easily understood by consumers, in line with Amazônia Celular’s proposal of being perceived as a company that works for real customers, with real solutions, for the real world, and which always fulfills its promises.
All reading matter follows a series of procedures that take into account factors ranging from the font size to the clarity of the information, including contractual conditions, forms of service, innovative features and brand valuing. The Company uses empty spaces on bills or prepaid recharge cards, among other materials, to reinforce the social and environmental campaigns.
In 2005, in order to provide further clarifications to its customers and consumers on its products and services, it also launched a new educational space in its institutional website, which is freely accessible through the Internet, called "Portal do Conhecimento" (Knowledge Portal). All its content was prepared by the Instituto de Tecnologia Empresarial (Entrepreneurial Technology Institute - ETI), the Corporate University of Amazônia Celular.
Amazônia Celular is committed to act pursuant to the Brazilian Consumer Protection Code (Código de Defesa do Consumidor – CDC), the norms regulating Brazil's telecoms industry, and the clauses of contracts it enters into with its customers.
It also ensures the confidentiality of the information concerning the customer base, pursuant to the Federal Constitution. In addition, it is also concerned with clarifying the general public on issues related to the health risks offered by electromagnetic waves.

CRM AND SURVEYS

The Customer-Oriented System (SOL), one of the world's most updated Customer Relationship Management (CRM) tools, assembles substantial data about the customers, allowing the accurate identification of their profile and the search for adequate solutions to them. The SOL also helps standardizing the information and the service provided, as the system is accessed by all areas of the Company, which includes its own stores.

RELATIONSHIP WITH COMMUNITIES

Amazônia Celular's commitment to society is not limited to providing comprehensive, high-quality services. For that reason, it develops a series of socially transforming initiatives.

SOCIAL PROJECTS

Established in 2003, the Amazônia Celular Institute is the entity responsible for preparing and coordinating the Company’s social programs and projects. Since its inception, the entity has involved its human and financial resources in a limited number of initiatives, capable of delivering practical social results, choosing as its primary public children and adolescents. To carry out these initiatives and be sure that it is meeting the public interest, it tries to involve a series of entities and partners, which collaborate with the definition of the future steps.
With the beginning of its operations in Roraima, in 2005, the Amazônia Celular Institute (ACI) is already present in four of the five states in which the Company provides services. Now, Amapá is the only state requiring the extension of the ACI reach. Currently, it runs the Pró-Conselho program and manages the charity
Organização Beneficente da Amazônia Celular, which attempts to disseminate socially responsible practices among its employees.
For 2006, a social program is expected to be launched. This program will assist teenagers and young people between 16 and 21 years old living under socially vulnerable conditions, in the Metropolitan Region of Belém, in the state of Pará. The program is aimed at providing better conditions, labor opportunities and an income source, via professional training, to these youngsters.

PRÓ-CONSELHO PROGRAM

The main program run by the Amazônia Celular Institute (ACI) is the Pró-Conselho, which is aimed at providing conditions for the installation of Guardianship Councils (Conselhos Tutelares) and Councils for the Rights of the Child and the Adolescent (Conselhos Municipais dos Direitos da Criança e do Adolescente) in all municipalities, pursuant to Brazil’s Statute of the Child and the Teenager (SCT), which should have been working since 1990, when the document was launched.
The relevant participation of the ACI to seek the fulfillment of the Statute of the Child and the Adolescent made it become the only Non-governmental representative to be a member of the Movement for the Valuation of the Statute of the Child and the Adolescent (Mover).

OBA

The Institute is also responsible for the management of the charity Organização Beneficente Amazônia Celular (OBA), which exists since 1999 and strives to involve employees with social responsibility initiatives and imbuing them with a volunteering spirit.

CULTURAL DEVELOPMENT

In 2005, Amazônia Celular continued its Amazônia Arte Mix program, an initiative through which it invests in several forms of cultural expression, and which is aimed at fostering, valuing, organizing, promoting and disseminating the art of the Company’s authorization area. In order to develop it, it pursues partnerships with institutions interested in promoting local artists and traditions through innovative and experimental projects. During the period, over 100,000 people attended to the 22 theater, musical, dance events, in addition to the workshops it offered.
The Company’s partners in these initiatives were the Fundação Cultural do Pará Tancredo Neves, through the Semear cultural incentive law, along with Funtelpa, the Banco da Amazônia and the Centro Cultural Brasil/Estados Unidos, in addition to a series of other cultural entrepreneurs.
At year-end, the overall result of the Amazônia Arte Mix amounted to eight theater projects, eleven musical projects, thirty six musical shows, a hundred and thirty theater plays and eighty two theater and singing workshops. The remarkable results achieved show the overcome of obstacles that enabled the Company to make an even higher investment in culture, due to the need of approving the destination of funds through cultural incentive laws, which do not exist in the states of Amazonas and Maranhão.

ATHLETIC DEVELOPMENT

The Company sponsors several athletic activities in order to promote advances in this field in its authorization areas.

RELATIONSHIP WITH GOVERNMENT AND UNIONS

In its Code of Ethics, Tele Norte Celular establishes restrictions to behaviors in relation to other companies and public bodies, with a view to prevent abusive practices and corruption.
Employees cannot use their position to take any advantages, for them or for third parties, strange to the Company's goals, not even to establish equity or commercial links, personally or through relatives, with business partners and/or competitors. They are also forbidden from receiving gifts or favors arising from their internal professional relations or with third parties and companies related to the Company through commercial ties, with the exception of gifts of small or token value. Participation in events or trips paid by business partners is also prohibited, unless otherwise authorized by the executive officer in charge.
In addition, the Company neither finances politicians nor political parties.

Unions

Amazônia Celular recognizes the legitimacy of the entity to which at least 10% of its employees are associated, the Telecoms Workers Union, and annually negotiates collective labor agreements with it. In 2005, this agreement established negotiations that maintained and streamlined the respect between the parties and stimulated human productivity. Since the privatization, the Company has not faced any strike.

SOCIAL PERFORMANCE INDICATORS

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

R$ thousand	2003	2004	2005

REVENUES	645.057	621.422	533.721
Provision of sales and telecoms services	683,090	698,305	605,361
(-)Discounts granted	(28,408)	(55,463)	(57,485)
(-)Provision for doubtful accounts	(8,984)	(20,517)	(13,313)
Non-operating income (expenses)	(641)	(903)	(842)
SUPPLIES ACQUIRED FROM THIRD-PARTIES	(291,416)	(308,325)	(227,808)
Selling costs	(82,825)	(86,421)	(56,085)
Supplies, materials and services from third-parties and others	(208,591)	(221,904)	(171,723)
GROSS VALUE-ADDED	353,641	313,097	305,913
RETENTIONS	(99,151)	(98,375)	(112,738)
Depreciation and amortization	(99,151)	(98,375)	(112,738)
NET VALUE-ADDED PRODUCED	254,490	214,722	193,175
VALUE-ADDED RECEIVED IN TRANSFERS	13,229	22,113	17,826
Financial income	13,229	22,113	17,826
TOTAL VALUE-ADDED TO BE DISTRIBUTED	(267,719)	(236,835)	(211,001)
Value-added distribution	(267,719)	(236,835)	(211,001)
Payroll	(25,699)	(21,437)	(24,652)
Social charges	(10,945)	(12,122)	(12,468)
Taxes and fees	(162,936)	(162,856)	(165,369)
Interest and rent	(61,961)	(43,896)	(52,304)
Minority interest	(2,194)	816	1,425
Distributed dividends (up to the income limit of the year)	(3,984)	-	-
Retained losses	-	2,660	42,367

Annual Social Report 2005
Tele Norte Celular Participações S/A

1 – Basis of Calculation	2005 Amount (thousand Reais)			2004 Amount (thousand Reais)

Net Revenue (NR)	432,025			498,843
Operating Result (OR)	(14,412)			(9,080)
Gross Payroll (GP)	37,120			33,559

2 – Internal Social Indicators	Amount	% of GP	% of NR	Amount	% of GP	% of NR

Food	4,435	12%	1%	3,996	12%	1%
Payroll taxes	12,468	34%	3%	12,122	36%	2%
Private Pension Plan	529	1%	0%	597	2%	0%
Health	1,939	5%	0%	1,839	5%	0%
Labor safety and workplace health	847	2%	0%	487	1%	0%
Education	n/d	n/d	n/d	n/d	n/d	n/d
Culture	n/d	n/d	n/d	n/d	n/d	n/d
Training and Professional Development	968	3%	0%	1,135	3%	0%
Day-care/allowance	207	1%	0%	149	0%	0%
Profi t/results sharing	5,735	15%	1%	4,736	14%	1%
Others	500	1%	0%	628	2%	0%
Total – internal social indicators	27,628	74%	6%	25,689	77%	5%

3 – External Social Indicators	Amount	% of GP	% of NR	Amount	% of GP	% of NR

Education	0	0%	0%	0	0%	0%
Culture	878	-6%	0%	1,466	-16%	0%
Health and Sanitation	0	0%	0%	0	0%	0%
Sport	294	-2%	0%	300	-3%	0%
Combating hunger and malnutrition	0	0%	0%	0	0%	0%
Others	0	0%	0%	245	-3%	0%
Total contributions to society	1,172	-8%	0%	2,011	-22%	0%
Taxes (excluding payroll taxes)	165,369	-1147%	38%	162,856	-1794%	33%
Total – External social indicators	166,541	-1156%	39%	164,867	-1816%	33%

4 – Environmental Indicators	Amount	% of GP	% of NR	Amount	% of GP	% of NR

Investments related to production/company operations	425	-3%	0%	1,241	-14%	0%
Investments in programs and/or external projects	0	0%	0%	0	0%	0%
Total investments in environment	425	-3%	0%	1,241	-14%	0%
In relation to setting of annual targets to minimize waste, consumption in production/operations and increase effi ciency in use of natural resources, the company	( ) has no targets ( ) complies 51 to 75% ( ) complies 0 to 50% ( x ) complies 76 to 100%			( ) has no target ( ) complies 51 to 75% ( ) complies 0 to 50% ( x ) complies 76 to 100%

5 – Employee Indicators		2005			2004

No. Employees at end of period		891			816
No. of employees hired during period		256			323
No. of outsourced employees		556			609
No. of interns		25			17
No. of employees over 45 years of age		43			38
No. of women working in the company		527			473
% of management positions occupied by women		0			0
No. of Afro-Brazilian employees working at the company		532			409
% of management positions occupied by Afro-Brazilians		0			0
No. of employees with disabilities or special needs		14			16

6 – Information regarding business responsibility		2005		Targets 2006

Ratio of highest to lowest compensation in company		85.59			n/d
Total number of work-related accidents		9			0
Company-sponsored social and environmental projects were decided by:	( ) top Mgt.	(x) top Mgt. & mid-level	( ) all employees	( ) top Mgt.	(x) top Mgt. & mid- level	( ) all employees

Security and health standards in the workplace were decided by:	(x) top Mgt. & mid-level	( ) all employees	( ) all employees + Cipa	(x) top Mgt. & mid-level	( ) all employees	( ) all employees + Cipa

Regarding labor union freedom, the right to collective bargaining and In-house representation of employees the company:	(x) not involved	( ) follows OIT norms	( ) stimulates & adheres to OIT	(x) not involved	( ) follows OIT norms	( ) stimulates & adheres to OIT

The company pension plan covers:	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees

The profi t/income sharing plan covers:	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees	( ) top Mgt.	( ) top Mgt. & mid-level	(x) all employees

Supplier selection: the same standards of ethics and social/environmental responsibility practised at the company:	( ) not considered	(x) suggested	( ) required	( ) not considered	(x) suggested	( ) required

Regarding volunteer work by employees, the company:	( ) not involved	( ) supports	(x) sponsors and stimulates	( ) not involved	( ) supports	(x) sponsors and stimulates

Total number of consumer criticisms and complaints:	At company 185,782	Procon 828	in Court n/d	At company n/d	Procon n/d	in Court n/d

% of complaints dealt with or resolved:	At company 100%	Procon 100%	in Court 100%	At company 100%	Procon 100%	in Court 100%

Total added value to be distributed (in thousand R$):	In 2005: 211,001			In 2004: 236,835
Distribution of added value (SAV):	77% government 12% employees 24% third parties -13% retained			73% government 9% employees 19% third parties -1% retaired

7 – Other Information

For further information, please contact our Investor Relations Department: Telephone: 55 61 3429 5600 - Fax: 55 61 3429 5626 - E-mail: ri@telepart.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations